CANOPII

Robotic Greenhouses at Local Scale



canopii.us Silverton, OR

Highlights

Regular Updates
Founders have a strong track record of investor updates.

1. Supported by $2.3M in federal grants from USDA & NSF, and $1.3M in strategic/impact investments
2. On-site partnership with GK Machine, one of the largest ag machinery manufacturer on West Coast
3. Commitment from regional grocer to purchase entire harvest from our first commercial farm.
4. $3.3M in pending grants; USDA Phase II, AFRI SAS, DFSA-CIN
5. LOI from Confederated Tribes of the Umatilla Indian Reservation
6. TechCrunch spotlight March 2026; national coverage of our first autonomous harvest
7. $3.3M in grants submitted for physical AI development

Featured Investors



Elevate Capital
Notable Investor
Follow
Invested $400,000

Forging great companies with venture capital and mentorship

Ben Nahir, Partner

"As a Partner at Elevate Capital and one of Canopii's earliest investors, I backed David when the company was nothing more than a small-scale prototype in an industrial warehouse in Northeast Portland. What the team has built since then, with very little capital, is remarkable. They now operate a full-scale greenhouse actively producing and selling food, which is a level of operational progress that most early-stage companies never reach on a lean budget. David is a reliable, productive CEO wh..."

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ONAMI   Follow   Invested $205,000 ⓘ

Proudly Oregonian, ONAMI's model of mentoring and funding has been frequently cited as a national example for innovation-based economic development and regional collaboration. ONAMI is Oregon's only accelerator-style, deep-tech-focused innovation center w

Skip Rung, President and Chief Startup Officer

"ONAMI was the first institutional investor in Canopii, and has reinvested several times. David impressed us with his thorough planning (years in the the making) and astute competitive analysis, directly leading to a carefully honed development strategy focused on minimizing the key cost drivers - energy, labor and capex/amortization. The team has executed brilliantly, with the first fully automated greenhouse - based on entirely in-house-designed modules rather than expensive commercial rob..."

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VertueLab Climate Impact Fund   Follow   Invested $300,000 ⓘ

The Climate Impact Fund invests in companies that have the potential to reduce emissions, capture carbon, or convert carbon into useful products. These investments come at a critical time for these startups, helping them survive the valley of death where

Ken Vaughn, Director of Impact Investments

"As the managing partner at VertueLab Climate Impact Fund, I was delighted to invest in Canopii and, based on the company's progress, to also make a follow-on investment. Other vertical agriculture solutions depend on artificial lighting and expensive robotics which prove to be too expensive when compared to conventional agriculture. David and his team have developed a cost-effective approach to controlled environment agriculture that harnesses natural light and very cost-effective automation ..."

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Willamette VC Fund   Follow   Invested $50,000 ⓘ

Founded in 2015, WVC backs early stage deep-tech companies led by excellent teams poised to make the world a better place. WVC injects Capital & Coaching to prepare science and technology startups for dynamic growth and global impact.

ideaship   **Ideaship**   Follow   Invested $100,000 ⓘ

Ideaship Fund is a venture capital fund that invests in startups creating something truly novel and patentable. Our team of patent experts and former founders support portfolio companies with patent strategy.



Catherine Blanksby   Follow   Invested $40,000 ⓘ

Catherine Blanksby is a global tech investor and mentor who backs bold, early-stage startups through the Blanksby Family Fund, leveraging over a decade of venture experience and a powerful international network to help founders grow.

"As an investor, I look for 'moats' built through efficiency; Canopii has achieved this by rethinking the automated greenhouse from the ground up, focusing on a modular approach that prioritizes scalability without the typical heavy capex burden. Their progress from prototype to a fully functioning, food-producing system on a lean budget is a masterclass in capital efficiency. David's strategic foresight and relentless focus on solving for the most critical cost drivers make Canopii a standout..."

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Bradley Chung   Follow   Invested $30,000 ⓘ

Bradley Chung is a retired HP print systems architect with 26 years of end-to-end technology and product development experience, known for building high-performing teams and practical solutions to complex, real-world problems.

"As a System Architect that has been in the Technology Development field for 26 years, I can confidently say that Canopii is an impressive and innovative team that has something special. I personally invested in this team when I saw that they could design and build superior technology to their competitors, at a fraction of the capital investment. Their automated greenhouse is a testament to this, dramatically reducing operating cost while delivering the beautiful and consistent product that fa..."

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 **Aina Konald** [Follow]   Invested $30,000

Aina Konold is a veteran retail and consumer CFO with 30+ years of experience leading finance, strategy, and operations at brands like BowFlex, PacSun, LAB Golf, and Gap Inc., and she now advises high-growth companies including Canopii.

"I became interested in Canopii because of the simple but powerful idea behind it—the potential to create a truly efficient, hyperlocal supply chain for fresh vegetables.
What led me to invest was the leadership. David Ashton combines drive, operational know-how, and pragmatism in a way that's rare. I've been especially impressed by his ability to take the business from prototype to a fully functioning greenhouse while maintaining strong fiscal discipline along the way.
That balance, execution..."

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 **Bo Oswald** [Follow]   Invested $25,000

Bo Oswald is President of Essex General Construction, a LEED AP construction leader who has built and overseen complex commercial projects across the Northwest for decades, with a focus on efficient delivery and strong client relationships.

"As an early investor in Canopii, I can't speak enough about the ingenuity, intellect and drive of the Canopii team. They continue to be driven by their original mission to help address labor challenges in the food production industry while staying grounded and solving the real world execution challenges every day."

 **Alex Reed** [Follow]   Invested $10,000

Alex Reed is a deep tech founder and investor who built and exited Fluence Analytics to Yokogawa, and now leads a stealth AI startup while advising hardtech founders on strategy, commercialization, and M&A.

"David and team have done something that's much harder than it looks from the outside. They've taken a capital-intensive, operationally complex problem and executed with real discipline, building a fully integrated, robotics-driven greenhouse system that actually works in production. What stands out isn't just the technology, but the pragmatism around unit economics and scalability. They've been relentlessly focused on controlling the key cost drivers while proving they can grow, harvest, and ..."

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 **Josh Kill** [Follow]   Invested $30,000

Josh Kill is a product and design leader who helped grow Squarespace from an early-stage startup to a public company, and now advises and teaches founders on brand, product strategy, and storytelling.

"I invested in Canopii because it's solving a problem I see every day as a local nursery owner: too much of the value in growing is lost to centralized production, long supply chains, and inefficiency. Canopii flips that model by making highly automated, local production both practical and scalable, which can reduce waste, improve consistency, and bring production closer to the customer. While the immediate impact is on fresh food, the same approach has real potential to make landscape plant p..."

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 **Amanda Oborne** [Follow]   Invested $5,000

Amanda Oborne is CEO of Finnriver Farm & Cidery and former Managing Director of Ideaship and Executive Director of Oregon Entrepreneurs Network, with 15+ years leading innovation, investing, and regional food system initiatives.

"I've been an advisor to Canopii since 2022, and my support comes from over a decade working in food systems reform including as the former VP of Food & Farms at Ecotrust and Executive Director of the Oregon Entrepreneurs Network (OEN)+. What drew me to Canopii then, and what continues to compel me now, is the rare combination of rigorous technology and genuine mission alignment. Their fully automated, robotics-driven greenhouse model doesn't just make economic sense - by dramatically redu..."

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 **Tom Hannah** [Follow]   Invested $10,000

Tom Hannah brings more than 50 years of financial analysis, portfolio management, and venture capital experience to early stage investing, and was the first of Canopii's many angel investors.

"I first met David Ashton and heard about this project in 2023. I was one of his earliest "angel" investors, and I have made multiple Canopii investments.
Over several decades of experience as an accredited investor in more than 40 private companies I tend to place significant weight on the quality of the team and its leadership when evaluating opportunities. Team quality isn't something that can be reduced to a simple formula, but I think David and his group compare very favorably against..."

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Team



David Ashton Founder & CEO `SPV Voting Proxy`

Mechanical engineer turned founder. From Navy optical to consumer electronic research, David combined a Cal Poly agriculture engineering degree with deep product experience to build Canopii from the ground up.



Ryan Tovey Operations & Revenue Manager

Brand builder and go-to-market operator. Launched Sierra Nevada's first Bay Area hospitality operation, then led Retail & Hospitality at Bell's Brewery driving brand equity through retail, events, and marketing.



Ryan Jones Senior Software Engineer

Robotics software engineer with 12+ years building real-world automated systems for Fortune 100 companies. Oregon State dual major in ME and CS. Designs simple, low-cost machines and applies AI only where it genuinely moves the needle.



Samuel Pepperwood Senior Mechanical Engineer

20+ years of engineering experience across countless industries, Sam was Canopii's first hire in 2022. He channels that breadth into clever, cost- and safety-conscious designs that form the backbone of our systems.



Chloe Butel Systems Engineer - Agricultural Operations & Intergration

Plant biologist turned production systems optimizer. Chloe works at the intersection of greenhouse operations and engineering, integrating biological, mechanical, and electrical systems across our automated farm.

Pitch Deck





Memo

CANOPII: CREATING THE NEXT GENERATION OF LOCAL FARMERS



WHY WE ARE RAISING

Local organic produce is at an inflection point. Consumer demand for local food has never been higher. Meanwhile, the farms that can supply it are disappearing: **141,000 small farms** were lost between 2017 and 2022, and the average American farmer is now **58 years old**. The centralized supply chain that moves food from field to shelf is not getting more efficient.

Canopii has built an autonomous greenhouse that grows organic produce independent of land, labor, and weather. By creating the smallest possible greenhouse that justifies the cost of automation, we eliminate the two largest farm cost drivers, labor and distribution, allowing us to build local food supplies wherever demand exists. Certified organic from day one. There is nothing like this system on the market today.

We are raising $1.5M in Seed capital via a SAFE ($1M through Wefunder) to build our first commercial farm in Portland, Oregon. This deployment validates our unit economics in a live commercial environment, codifies our operational playbook, and qualifies us for equipment financing for every farm after. This raise builds the farm. The farm unlocks the platform.

THE PROBLEM

America is losing **28,000 farms a year**, and the average farmer is 58 years old. The local farms that consumers are asking for are disappearing.


The Opportunity
The demand for local produce has never been greater.
The farms that can supply it are disappearing.
DEMAND
73%
Local is the most trusted label in produce
75%
Will pay a premium for locally grown
83%
of retailers identified local as a key differentiator
SUPPLY
141K
small farms lost between 2017 to 2022
58
average age of the American farmer
55%
of grocery shoppers say limited local offerings keep them from buying more local
Source: International Fresh Produce Association 2024 Consumer Tracker | USDA Census of Agriculture 2022
3

The industry has tried three approaches to fix this, and each one falls short in a specific way.



The Structural Problem

No current systems are built for local.

CENTRALIZED PRODUCTION	REGIONAL GREENHOUSES	LOCAL FARMS
California, Arizona, Mexico	*100 to 300 miles away*	*In your community*
$2.7B per year in supply chain overhead and $2.2B per year in food waste. A system built for volume, not community.	Regional is not the same as local and it does not bring a clear differentiator to consumers.	No supply chain overhead and economic value stays in the community but is limited to seasonal outlets.
Extracts value from every community it serves.	*A smaller version of the same extractive model.*	*Right economics, but wrong infrastructure for grocery.*

Canopii   4

Centralized production from California and Mexico moves food efficiently, but the average head of lettuce travels **1,500 miles** before reaching the consumer. By the time it reaches a you, the grower received less than a third of what you paid. The rest went to shrink, trucking, cold storage, and distribution margins.

Regional greenhouses reduced transit time and improved freshness, but they did not fundamentally change the economics or the consumer experience. Consumers cannot visit them, cannot see them, and they are not a part of the community. They are a smaller version of the same centralized model.

Local farms have the right geography but wrong infrastructure. They're seasonal, limited to farmers markets, and have difficulty meeting the volume and consistency required to sell at supermarkets where most Americans do their shopping.

The result is a gap that consumer demand has made impossible to ignore: **73%** of consumers call locally grown the most trusted label in produce, **75%** will pay a premium for it, and **83%** of retailers identify local sourcing as a key differentiator.

No existing system was built to meet that demand at a local scale. That's what Canopii is working to fix.

OUR SOLUTION



Our Solution

A fully autonomous greenhouse that grows organic produce within the communities it serves.

FOOTPRINT
2,500 sq ft — *Smaller than a basketball court*

ANNUAL OUTPUT
40-50k lbs — *Certified organic leafy greens*

POWER DRAW
100A / 240V — *Same as a household washer and dryer*

WATER
Single spigot — *Closed-loop, virtually zero runoff*

LABOR
Fully robotic — *Seeding, transplanting, harvesting, binning*

MANUFACTURED BY
GK Machine Inc.
Trusted partner of John Deere, Taylor Farms, and Carbon Robotics
4 years of manufacturing optimization

CERTIFICATIONS
CCOF Certified Organic
U.S. Patent Pending

Canopii   5

Every design decision we made started with a single question: *what is the smallest possible greenhouse that justifies the cost of full automation?* **Here is why.**

Most controlled environment agriculture companies built *large* because they believed scale was the path to efficiency. The ones who went big like Bowery, Plenty, and Aerofarms built massive automated warehouses and still couldn't escape the supply chain. These systems grew over 1 million lbs of lettuce a year, far more than a city can consume, so the produce gets packed and shipped outward anyway. They didn't eliminate centralized distribution. They just inverted it.

Those who went *small* like container farms and grow appliances found themselves confined to the same outlets traditional local farms have always been stuck in: farmers markets, boutique restaurants, and education programs. Without

automation, the unit economics couldn't support grocery retail. They solved for novelty, not commercial necessity.

The industry built too big and too small. *Nobody built for the middle*. At 2,500 square feet our farms are small enough to fit on a parking lot or a downtown block and produces enough to serve any town with a population over 20,000. No supply chain required.

Automation makes that possible. Our robots handle every repetitive manual task in the grow cycle: seeding, transplanting, harvesting, binning, and system cleaning. No permanent farm labor is required. Without that level of automation, a 2,500 square foot farm cannot generate the margins that would make local deployment viable.



Our system is manufactured in the U.S. by GK Machine Inc., the largest agricultural machinery manufacturer on the West Coast and a trusted partner of John Deere and Taylor Farms. We've built this partnership over four years and our full-scale prototype is built on their property. It carries a U.S. patent pending on its core architecture and is CCOF Certified Organic. This certification was engineered into the design from the ground up, it is not an add-on.

THE BUSINESS MODEL

The operating model is straightforward.


Business Model
Canopii sells produce direct from farm to shelf.
HOW IT WORKS
Partner provides space
1
2,500 sq ft of on-site space and utility access. No capital equipment purchase.
Canopii installs and operates
2
Turn-key system. Robots handle all repetitive labor. Canopii manages operations.
Partner pays for produce
3
Agreed quantity and price. Recurring revenue for Canopii.


THE FRANCHISE FLYWHEEL
Prove unit economics at The Redd (2026)
Unlock equipment financing — replace equity with cheaper debt
Codify the operational playbook
Every subsequent farm is faster and less expensive to deploy
Activate franchise operators
Community entrepreneurs, small businesses, tribal operators
Network data compounds
Crop yield, pricing, and efficiency intelligence feeds back to the platform
Canopii
6

Canopii puts the farm where the customer already is. Our partners provide the space. We install and operate everything. They pay for the produce we grow on-site.

For our partners, it's a sourcing relationship that becomes a brand story. Same-day-harvested local greens with the farm visible on-site or named on the label. Moving away from local is a step backward they won't want to take.

For Canopii, it's recurring revenue anchored by a physical asset we own at the point of demand. We don't build ahead of demand and hope the market catches up. We prove the model at one location, codify what works, and only deploy the next farm when the demand is there to support it.

UNIT ECONOMICS

Farm-level economics work without scale, validated not by projections but by quotes, contracts, and two full seasons of operational data.

Unit Economics — Validated

These are not projections. They are quotes, contracts, and operational data.

LINE ITEM	AMOUNT	SOURCE
Material Costs	$450,000	QUOTED GK Machine and component vendors
Installation Costs	$150,000	QUOTED Essex GC & J&R Construction
Annual Operating Costs	$137,000 / yr	OPERATIONAL DATA Two years of prototype operations
Annual Land Rent	$12,750 / yr	MARKET RATE For undeveloped downtown urban space
Last Mile Distribution	10% of revenue	CONTRACTED B-Line Sustainable Urban Delivery
Annual Revenue	~$388,000	LOI Volume and pricing from New Seasons Market

8

Every number on this page is grounded in real commitments. Material and installation costs are quoted figures from GK Machine, Essex GC, and J&R Construction. Operating costs are derived from two full seasons of prototype data. The 10% distribution margin is a contracted rate with B-Line, and the $388,000 in annual revenue is anchored by New Seasons Market's agreement to purchase 40,000 lbs at $8-9 per lb.

At those numbers, a single farm generates a **62%** gross margin, **$196,000** in EBITDA to Canopii, and a 10-year IRR of **24.6%**, before any platform overhead. Those returns work at one farm and improve as fixed costs are distributed across a growing network.

All projections are forward-looking and not guaranteed.

GO-TO-MARKET

Location: To Be Determined

Canopii will be building its first commercial farm in Portland, Oregon.

Distribution: B-Line Sustainable Urban Delivery

B-Line's electric cargo bike network already delivers to all New Seasons stores. Last-mile distribution is contracted at 10% of revenue and is already built into Canopii's unit economics.

Retail: New Seasons Market

New Seasons Market is a regional grocer and operates 22 stores across the Portland metro.

TARGET MARKET

We are entering through three niches that large farms structurally cannot serve.


Target Market
Three niches large farms structurally cannot serve.
01
Local Organic Packaged Petite Leafy Greens
$8-10B packaged salad mix market, 6% CAGR
Custom SKUs for grocer private label — anchored by packaged salad mix, extended into Asian greens. Four SKUs in development with New Seasons Market.
02
Living Herbs and Lettuce
Inherently local category — cannot be shipped economically
Large farms cannot ship living plants. Poor packing density means you are shipping air. Canopii is built for it. Currently supported by USDA SBIR grant.
03
Nursery Picking and Trimming
$9M grant submitted with Oregon State University
Robotic picking and trimming for nursery operations and vine-ripe produce. Canopii's robotics platform extends into additional commercial application.
10

We are entering through three categories where large scale farms are structurally unable to compete.

The first is organic packaged petite leafy greens, a $8 to $10B market growing at 6% annually. Kirkland and Trader Joe's proved that consumers will choose a store brand over a national one when the quality is there, and grocers have been racing to replicate that ever since. We are developing four custom SKUs with New Seasons Market, giving them a locally grown, certified organic private label that regional producers simply cannot offer.

The second is living herbs and lettuce, a category that is inherently local not by preference but by physics. Living plants cannot be shipped economically, and large farms have largely abandoned the category as a result. We are built for it, and a USDA SBIR grant specifically supports this niche.

The third is nursery picking and trimming, which extends our robotics platform into commercial applications beyond food retail. We have submitted a $9M grant proposal with Oregon State University to develop this capability, illustrating that the platform has reach well beyond leafy greens.

MARKET OPPORTUNITY

We enter through premium local. We scale into mainstream. We expand globally.


Market Opportunity
Prove the model in premium. Scale into mainstream. Expand globally.
SOM
BEACHHEAD
$194M
Bottoms-up
Premium natural grocers, co-ops, and independents
500 stores with local sourcing commitments at $388K per farm.
Highest willingness to pay for local, organic, same-day packaged salad.
SAM
DOMESTIC EXPANSION
$7.4B
US packaged salad market, 2024
Mainstream US grocery retail
Kroger, Albertsons, Walmart, regional chains. Expansion once the playbook is proven.
Little Leaf proved a premium greenhouse brand scales into mainstream retail.
TAM
GLOBAL OPPORTUNITY
$21.6B
Developed Europe and Asia
International packaged salad markets
Same consumer demand. Same structural gap between centralized production and local provenance.
Same product thesis. New geographies.
THE COMPARABLE
Little Leaf Farms
Top-selling greenhouse packaged lettuce brand in New England.
20% of regional packaged lettuce sales in 2023.
BUT LITTLE LEAF IS REGIONAL.
Their farms are 100 to 300 miles away. Consumers cannot see them or call them local.
73% of consumers prefer local over all other options. Little Leaf cannot offer that. Canopii can.

Our beachhead is premium natural grocery: co-ops, independents, and chains like New Seasons with explicit local sourcing commitments. We size this at $194M based on 500 stores nationally at $388,000 per farm. Natural grocers and co-ops built their identity around local sourcing, and that identity can not be justified if their shelves tell a different story.

From there, the path runs into mainstream retail. The full US packaged salad market is $7.4B, and Little Leaf Farms proved that a premium greenhouse brand can scale into that segment, reaching 20% of regional packaged lettuce sales in New England

without ever being able to claim genuine local provenance. We can make that claim.

Beyond domestic expansion, the same structural gap exists across developed Europe and Asia, which we size at $21.6B. That opportunity is years away, but it reflects the scale of what we are building toward.

All projections are forward-looking and not guaranteed.

TRACTION

On the commercial side, we have an annual supply contract in final negotiation with New Seasons Market for 40,000 lbs of produce across four custom private label SKUs, an LOI signed with the Confederated Tribes of the Umatilla Indian Reservation for our second deployment, and an active sales relationship with Okta, a Michelin-starred restaurant in McMinnville.

On the capital side, we have raised $3.6M to date, $2.3M of it non-dilutive, from NSF, USDA, Business Oregon, ONAMI, Elevate Capital, TiE Oregon, Ideaship, VertueLab, and Willamette Valley Capital. An additional $3.3M in federal grants has been submitted, focused on machine learning and computer vision to automate crop monitoring and to steer environmental and fertigation systems. AgWest Farm Credit has indicated equipment financing qualification upon commercial validation of our first farm, which is the mechanism that funds expansion without additional equity dilution.

On the technology side, our full-scale prototype is operational from seed to harvest, we are CCOF Certified Organic, and our core architecture is patent pending with the USPTO. We are on-site with GK Machine Inc. and the system is ready for mass production.

COMPETITIVE MOAT

This is hard to replicate and takes time.

- **Patent Pending.** Core system architecture patent pending with the USPTO.
- **GK Machine Manufacturing Partnership.** Four years of optimization with GK Machine, the largest agricultural manufacturer on the West Coast, for cost, scalability, and quality. A competitor cannot buy this relationship.
- **The Clock Started Five Years Ago.** Hardware at this level of integration takes years to develop. Four years of engineering iteration, manufacturing calibration, and field testing cannot be compressed. A competitor starting today is four years behind.
- **Organic Compliance Is Engineered In.** CCOF Organic certification requires the entire system to be designed around compliance from the ground up. A competitor have a hard time retrofit certification onto an existing design.

Competitors

Every other robotic greenhouse on the market was designed to produce at scale, and the ones that built for local deployment still rely on manual labor to operate. At 2,500 square feet with full robotics, there is nothing else like Canopii on the market, and unlike competitors who build large facilities and push product into markets hoping demand follows, we only deploy where demand already exists, eliminating both the supply chain and the labor costs that make local farming economically nonviable at small scale.


Competitors
Canopii builds the only robotic greenhouse designed to operate locally.
Canopii
little leaf
eanstalk
hippo
AREA 2 FARMS
Supply Chain Independence



Project Costs	$600k	$30-60M	$3-4M	$10-20M	$1 – 3M
Footprint	2500 sq ft	10 acres	33,000 sq ft	10 acres	5000 sq ft
Scale to Demand	Pull	Push	Push	Push	Pull
Labor & Energy Reduction	✓	✓	✓	✓	✗

WHAT THIS RAISE UNLOCKS

Canopii has raised $3.6M to date through a deliberate mix of grants, impact capital, and angel investment, using non-dilutive funding to carry R&D and preserving equity for the commercial milestones that matter most to institutional investors. This raise helps get us reach that commercial milestone.

The $1.5M Seed will build the first commercial farm in Portland, Oregon, validating unit economics in a live commercial environment and codifying the operational playbook, making every subsequent farm faster and less expensive to deploy.

Why the sequencing matters: validated farm economics unlock equipment financing from agricultural lenders, replacing equity with cheaper debt and permanently changing the capital structure. This raise is the bridge to that inflection point, and once crossed, every subsequent farm can be deployed without returning to equity markets.

All projections are forward-looking and not guaranteed.

THE PATH FORWARD

The roadmap is built around a single insight: once a system is proven in a live commercial environment, the financing landscape changes completely. Agricultural lenders will finance equipment with validated returns, and debt replaces equity as the primary growth mechanism.

That shift matters because of how we got here. We have completed four years of R&D and built a full-scale operational prototype with a team of six and $3.6M, the majority of it non-dilutive. We intend to stay lean through commercialization, using Farm 1 to unlock equipment financing and the franchise model to scale without a proportional increase in headcount or capital raises.



Roadmap

From first commercial farm to franchise platform in four years.

	- 2025	2026	2027	2028	2029
Stage	R&D	Pilot	Pilot	Break Even	Profitable
Revenue (Reoccurring)	$12k	$200K	$2M	$4.5M	$8.2M
Farms Built	Prototype	1	3	7	13
EBITDA*		$(1.2M)	$(1.3M)	$(940K)	$1.4M

Farm 1 funded by this raise. Farms 2 onward funded by AgWest Farm Credit equipment financing, unlocked by commercial validation of Farm 1. Equity is replaced by debt.

*EBITDA losses reflect company-level overhead during farm validation phase, not farm-level economics.

From there the network grows: three farms and $2M in revenue by 2027, seven farms and $4.5M with the company at break-even by 2028, and thirteen farms generating $8.2M in recurring revenue by 2029. Preliminary franchise deployments begin in 2027, starting with the Confederated Tribes of the Umatilla Indian Reservation under our existing LOI, and expand from there into community entrepreneurs, small businesses, and other tribal operators. The franchise model is how Canopii scales without scaling its own balance sheet, putting a proven system and operational playbook into the hands of local operators who are invested in the communities they serve.

All projections are forward-looking and not guaranteed.

MESSAGE FROM THE FOUNDER



David Ashton |Founder and CEO

dashton@canopii.us | www.canopii.us

The cold supply chain is not getting more efficient. Farmland is not getting cheaper. Consumer demand for local, organic produce is structural and growing. The failed venture-backed path to fixing this proves you can not brute force food infrastructure from R&D to commercialization with capital.

Canopii is the right answer at the right scale: small enough to deploy anywhere, automated enough to operate profitably without headcount, and positioned in niches that large farms structurally cannot reach.

We built something that did not exist before. It took years, rigorous engineering breakthroughs, a manufacturing partnership that cannot be rushed, and the discipline to learn from an industry full of expensive mistakes. The first commercial farm proves the model. The franchise platform scales it. Community investment funds both.